UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
 of the Securities Exchange Act of 1934

For the month of October 2025

Commission File Number: 001-39481

PainReform Ltd.
 (Translation of registrant’s name into English)

65 Yigal Alon St., Tel Aviv 6744316
 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

This Form 6-K, excluding the press release attached hereto as Exhibit 99.3, is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-257968 and 333-265902) and the Company’s Registration Statements on Form F-3 (Registration No. 333-282264, 333-254982, 333-276485, 333-277594, 333-283655 and 333-286941), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished. .

On October 1, 2025, PainReform Ltd. (the “Company”) issued a press release announcing its financial results for the six months ended June 30, 2025. The Company is also publishing its unaudited condensed financial statements, as well as its operating and financial review as of June 30, 2025 and for the six months then ended. Attached hereto are the following exhibits.

99.1	Unaudited Condensed Financial Statements as of June 30, 2025

99.2	Operating and Financial Review as of June 30, 2025 and for the six months then ended

99.3	Press Release dated October 1, 2025

In addition, effective September 30, 2025, Professor Eli Hazum resigned from the Company’s Board of Directors due to personal reasons. Professor Hazum’s resignation was not the result of any disagreement with the Company or its management. In his place, Asaf Shavit was appointed to serve as a member of the Board of Directors, effective immediately.

Mr. Shavit has more than 35 years of experience providing audit, tax and financial advisory services to public and private companies, including public corporations and subsidiaries of foreign entities. His areas of expertise include audits of financial statements, budget planning and control, taxation, mergers and acquisitions, corporate liquidations, valuations, and complex cross-border and capital markets transactions. He currently serves as Managing Partner at Moalem-Shavit & Co., Certified Public Accountants, since 1995, where he leads a team of more than 14 professionals. Mr. Shavit holds a B.A. in Accounting, Economics and Business Management and an M.B.A. in Business Management with a concentration in Finance and Banking. He is also a Certified Public Accountant.

Exhibit Index

Exhibit No.	Description

99.1	Unaudited Condensed Financial Statements as of June 30, 2025
99.2	Operating and Financial Review as of June 30, 2025 and for the six months then ended
99.3	Press Release dated October 1, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2025	PAINREFORM LTD.

	By:	/s/ Ehud Geller
Ehud Geller
Executive Chairman of the Board and Interim Chief Executive Officer